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Mr. Larry Spirgel Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Madrid	Tokyo
	Milan	Washington, D.C.

Re:	Skullcandy, Inc.
Registration Statement on Form S-1
Filed January 28, 2011
File No. 333-171923

Dear Mr. Spirgel:

On behalf of our client, Skullcandy, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on April 28, 2011 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Mitch Edwards, the Company’s Chief Financial Officer and General Counsel, dated February 24, 2011, from the staff of the Commission (the “Staff”). For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format, as well as the supplemental reports discussed below.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

April 28, 2011

General

1.	We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that was may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Company acknowledges the Staff’s comment and confirms that it will include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to the Registration Statement prior to any distribution of preliminary prospectuses. The Company further acknowledges that the Staff will require sufficient time to review the Registration Statement prior to any distribution.

2.	As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Response: The Company acknowledges the Staff’s comment and confirms that it will provide the Staff with a statement as to whether FINRA has cleared the amount of compensation to be paid to the underwriters. The Company will also provide the Staff a letter from FINRA, or a call from FINRA, informing the Staff that FINRA has no additional concerns.

Prospectus Summary, page 1

3.	We note on page 2 that you reference reports by IDC Research and NPD Group. Revise to disclose the names and dates of the reports. Further please provide a copy of these (and any other) reports to us on a supplemental basis and cross reference the factual statements in the reports for ease of reference.

Response: The Company has revised the disclosure on pages 2 and 45 of the Registration Statement in response to the Staff’s comment with respect to the IDC Research report. The Company respectfully advises the Staff that the NPD Group’s Retail Tracking Service is a service that tracks key measures of product movement in the point of sales across an extensive network of retail partnerships. The collected data is provided to subscribers on a monthly basis, but is not included in a named report. As disclosed on pages 2 and 45 of the Registration Statement, the NPD Group data was as of December 2010. We are providing supplementally with this letter copies of the referenced reports and NPD Group data that are marked to identify the relevant statements and statistics supporting these statements.

April 28, 2011

4.	We also note that you believe consumers tend to own multiple sets of headphones and replace them frequently. Please explain the basis for your belief.

Response: The Company respectfully advises the Staff that is has based its belief that consumers own multiple sets of headphones on the purchase habits of its repeat online customers as well as a study conducted by the NPD Group that was provided to subscribers in January 2010. The Company has revised the disclosure on pages 2 and 45 to identify the basis for this statistic. We are providing supplementally with this letter a copy of the referenced study, marked to identify the relevant sections.

5.	In the second paragraph on page 2 and throughout the document (such as the second paragraph on page 45), you state your core consumers are teens and young adults. Please disclose the percentage of your sales to these core consumers.

Response: The Company has revised the disclosure on pages 1, 2, 9, 32, 44 and 45 of the Registration Statement in response to the Staff’s comment by removing the references to “core.” The importance of these teen and young adult consumers is not the net sales that they themselves represent, but rather that they are influencers and impact the purchasing decisions of a broader scope of consumers. Furthermore, the Company respectfully submits to the Staff that it is not possible for the Company to track specific percentages of sales to these customers because outsiders do not gather this data as part of their sale processes.

6.	You also state on page 2 that you held the #2 position in the U.S. in headphone sales based on units sold and dollar sales. Disclosure the absolute numbers for the top three positions.

Response: The Company respectfully advises the Staff that its market share data is derived from The NPD Retail Tracking Service, which is described in more detail in the response to Comment 3 above. While the NPD Group has agreed to permit the Company to disclose its market share information, they have indicated that they are unwilling to permit the Company to publicly disclose the same information with respect to the Company’s competitors. We have supplementally provided you the data from the NPD Group. The data reflects that in terms of dollar volume we are approaching Sony (which experienced a decline in sales in 2010) and ahead of Monster Cable (which holds the number 3 position). In terms of units sold, we are also approaching Sony (which also experienced a decline in units sold in 2010) and significantly ahead of Philips (which holds the number 3 position in units sold). Based on the foregoing, the Company is not in a position to disclose the units sold and dollar sales for its competitors, but believes that it has a reasonable basis for the disclosures it has made.

7.	We note your reference to “innovative materials” incorporated into your products. Please explain.

Response: The Company has revised the disclosure on pages 2 and 45 of the Registration Statement to identify some of the innovative materials used in its products. The Company believes that the materials identified are not common in other headphones, which are typically constructed primarily of plastic.

Risk Factors, page 8

Our manufacturing is concentrated with two key manufacturers…, page 8

8.	Disclose the names of the manufacturers here and in other places such as page 31. Further, we note that you have no long-term contracts with these two manufacturers and they could cease providing products with little or no notice. Explain more clearly the termination provisions or circumstances regarding your relationship with these manufacturers. That is, clarify “little or no notice.”

April 28, 2011

Response: The Company has revised the disclosure on pages 9, 32 and 52 of the Registration Statement in response to the Staff’s comment.

Two of our retailers account for a significant amount of our net sales…, page 11

9.	We note that Target and Best Buy each account for more than 10% of your net sales. We also note page F-7 discloses another customer who accounts for more than 10% of your sales. Please disclose this other customer. Further, incorporate these significant customers and concentrations of sales into your Prospectus Summary and MD&A. Refer to Item 101(c)(1)(viii) of Regulation S-K regarding disclosing the names of material customers.

Response: The Company respectfully advises the Staff that the entity referred to on page F-7 of the financial pages is 57 North, the Company’s international distributor. The Company respectfully directs the Staff to the risk factor on page 11 of the Registration Statement which discusses the concentration risk with respect to 57 North. The Company has revised the disclosure on pages 4, 32 and 52 of the Registration Statement in response to the Staff’s comment to disclose that sales to each of Best Buy, Target and 57 North represented more than 10% of net sales in 2010.

Changes in the mix of retailers to whom we distribute…, page 12

10.	Please revise here and elsewhere to disclose the percentages of your products sold to specialty, consumer electronics, mass, sporting good, and mobile phone retailers.

Response: The Company respectfully advises the Staff that, given the overlap among the various types of retailers identified, it is not able to accurately calculate the percentage of products sold to each of specialty, consumer electronics, mass, sporting good, and mobile phone retailers. Moreover, the Company advises the Staff that the change in mix between sales to retailers and distributors will have a more noticeable affect on the gross margin than changes in sales among our various retailers. To that end, we have revised the disclosure on page 13 of the Registration Statement to more clearly identify that risk and to provide the percentage of products sold to retailers and distributors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009, page 32

11.	We note sales increased because of increased volumes to large national retailers. If true, please make clear that these were sales to Target, Best Buy, and other similar stores. We note similar disclosure in the third paragraph on page 44.

Response: The Company respectfully advises the Staff that the interim financial statements no longer appear in the Registration Statement with the inclusion of the 2010 financial statements. The Company has revised the disclosure on pages 33 and 35 in response to the Staff’s comment.

April 28, 2011

Contractual Obligations and Commitments, page 39

12.	Update your table for 2010. Expand your table to include your commitments under your sponsorship arrangements.

Response: The Company has revised the disclosure on page 39 in response to the Staff’s comment.

Critical Accounting Policies, page 40

Stock-Based Compensation, page 41

13.	Please disclose your accounting policy for option awards issued to non-employees in the notes to your financial statements. Describe the nature and terms of these awards and disclose the amount of expense recognized each period. In addition, clarify where these awards are classified on your balance sheet and tell us your basis in the accounting literature for your policy.

Response: The Company has revised the disclosure on page F-20 in response to the Staff’s comment. The Company respectfully advises the Staff that these awards are classified as additional paid-in capital on the Company’s balance sheet and has based its accounting literature on ASC 505-50.

Our Business, page 44

14.	We note your statement on page 51 that your core retailers are independent specialty retailers who focus on action sports and the youth lifestyle. However, given the volume of sales to large national retailers like Best Buy, Target and Dick’s, please explain the basis for your statement. It appears that large national retailers are the predominant drivers of your growth and business.

Response: The Company has revised the disclosure on page 51 in response to the Staff’s comment to clarify that specialty retail stores are not the predominant source of net sales. The Company respectfully directs the Staff to its response to comment # 5 above. The specialty retail stores are stores in which the Company believes its consumer influencers purchase its products.

Marketing, page 48

15.	Clarify how your sponsored athletes, DJs, musicians, and artists, who are not under contractual relationship, are compensated.

Response: The Company has revised the disclosure on page 50 in response to the Staff’s comment.

Competition, page 53

April 28, 2011

16.	We note named competitors such as Sony, JVC, Bose and Nike. Revise to disclose the size of the headphone market, the market share held by your major competitors, and your market share. Given your desire to expand your international operations, please also provide this information for the domestic and international markets. Also, please advise as to whether you consider Sennheiser Electronic Corporation and Monster Cable Products, Inc. to be your major competitors, or revise your disclosure accordingly. While your disclosure briefly touches on Sennheiser’s co-branding with Adidas and Monster’s Beats by Dr. Dre, both of these companies have numerous other product offerings which would appear to be competitive with yours.

Response: The Company respectfully advises the Staff that it is unaware of any reliable data that sets forth the overall headphone market either domestically or internationally. In terms of market share of the Company or its competitors, the Company believes the most reliable information is provided by NPD Group and discussed in response number 3 above. This information is limited to the domestic market.

The Company respectfully advises the Staff that, as disclosed on page 53 of the Registration Statement, Sony, JVC and Bose are brands that have historically dominated the stereo headphone market. Other consumer electronics brands, such as Sennheiser and Monster Cable, also produce headphones but have not historically captured a significant portion of the headphone market. Sennheiser has historically focused on professional audio equipment, such as microphones, conference systems and professional headsets, with Monster Cable focusing on cables and other home theater and car audio equipment. Sennheiser’s co-branded headphones with Adidas and Monster Cable’s Beats by Dr. Dre are relatively new entrants into the headphone market and sell products that we believe most directly compete with our products. As a result, these are the products we discuss in our competition section.

Management, page 55

17.	Please provide the information per Item 401(e) of Regulation S-K regarding the specific experiences, qualifications, attributes, or skills that led to the conclusion that the directors should serve in their position.

Response: The Company has revised the disclosure on pages 56 and 57 of the Registration Statement in response to the Staff’s comment.

Compensation Discussion and Analysis, page 59

Annual Performance-Based Bonuses, page 62

18.	We note you have not yet made determinations with respect to 2010 bonuses. However, please provide this information in your next amendment. We believe your audited financial statements for the fiscal year ended December 31, 2010 will be required after February 15, 2011. Please also update the Summary Compensation Table.

April 28, 2011

Response: The Company has revised the disclosure on page 62 of the Registration Statement in response to the Staff’s comment.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table, page 69

19.	Please provide a summary definition of “good reason” and “cause.”

Response: The Company has revised the disclosure on pages 71-73 of the Registration Statement in response to the Staff’s comment.

Consolidated Financial Statements

20.	Please update your financial statements to include audited financial statements for the year ended December 31, 2010.

Response: The Company has updated its financial statements in Amendment No. 1 to include the audited financials statements for the year ended December 31, 2010.

Note 2. Summary of Significant Accounting Policies, page F-7

21.	Disclose your accounting policies with respect to your various sponsorship arrangements.

Response: The Company has revised the disclosure on page F-9 of the Registration Statement in response to the Staff’s comment.

Note 5. Debt, page F-12

22.	Please disclose the amount of cash received from the issuance of the convertible note in 2008 and disclose this amount separately in your statement of cash flows.

Response: The Company has revised the disclosure on page F-6 of the Registration Statement in response to the Staff’s comment.

23.	In light of the apparent issuance of the convertible note at a discount and the note holders ability to convert at any time prior to maturity into 275,866 common shares of the Company, explain to us why this note does not have a beneficial conversion feature. Compare for us the per share conversion price of the convertible note at issuance to the fair value of your common stock as determined by management in November 2008.

Response: The Company respectfully advises the Staff that it determined the fair value for common shares to be $108.11 at the time of issuance of the convertible note. The convertible note is convertible into common shares at this same price and therefore has no beneficial conversion feature.

24.	Disclose and tell us the amount of interest that was accrued on the convertible notes and where this accrual was presented on your balance sheet.

April 28, 2011

Response: The Company has revised the disclosure on page F-12 of the Registration Statement to disclose the accrued interest on the convertible note. Accrued interest on the note was $3,403,000 and $3,573,000, respectively, for the years ended December 31, 2009 and 2010.

Note 6. Stock Repurchases, page F-13

25.	Regarding your repurchase of shares of common stock, please compare for us the repurchase price to the fair value of your common shares as determined by management in February 2009 and explain any differences in value. If there is a difference in the values, please explain your consideration of the guidance in ADC 505-30-30.

Response: On November 28, 2008, the Company entered into a Securities Purchase and Redemption Agreement with Goode Skullcandy Holdings LLC (“Goode”) and the stockholders listed on an exhibit thereto (the “SPRA”). Pursuant to the SPRA, the Company sold 1,358 shares of Series C Preferred Stock to Goode for $129.63 per share and issued Goode a note in aggregate principal amount of $29.8 million that was convertible into common stock at $129.63 per share (this sale, the “Series C Sale”). The SPRA also provided that the Company would repurchase from its existing stockholders shares of common stock (including shares issuable upon exercise of vested options) and Series A and Series B Preferred Stock for a purchase price of $129.63 per share, payable with a combination of cash, a note payable and a contingent feature (this repurchase transaction, the “Redemption Transaction”). The closing of the Series C Sale occurred in November 2008 and the closing of the Redemption Transaction occurred in February 2009.

When issued, the Series C Preferred Stock was initially convertible into common stock on a one-for-one basis with a stated value of $129.63 per share. However, the terms of the Series C Preferred Stock and the convertible note provided that the conversion price could be adjusted using a specified formula once the Company’s final 2008 adjusted EBITDA was determined. In May 2009, the Company completed the audit of its 2008 financial statements and, based on the final 2008 adjusted EBITDA, the conversion price of the Series C Preferred Stock was adjusted to $108.11 per share using the formula agreed to at the time the SPRA was executed. As a result of the adjustment to the conversion price, the Series C Preferred Stock became convertible into 1,628 shares of common stock. Similarly, the conversion price of the convertible note issued to Goode was also adjusted to $108.11 per share.

At the time the Company entered into the SPRA, it believed it was repurchasing the securities from its stockholders at the fair value. The Redemption Transaction was entered into in connection with the sale of Series C Preferred Stock to Goode (an independent third party at the time), and Goode had agreed to the Company’s repurchase of its securities at $129.63 per share. The redemption was offered to all existing stockholders of the Company, and the Redemption Transaction was conditioned upon 95% of the Company’s stockholders participating in the redemption. Given that the Series A and Series B Preferred Stock were convertible into common stock on a one-for-one basis at the time of the Redemption Transaction, the Company determined to treat the Series A and Series B Preferred Stock sold in the Redemption Transaction as having been first converted into common stock, and accordingly, all shares were repurchased at the same price. As the repurchase of the shares in the Redemption Transaction was not formally approved by the Board of Directors and the formal offer to redeem shares did not occur until January 2009, the closing of the Redemption Transaction occurred in February 2009 and, as such, is reflected in the Company’s financial statements for 2009.

Although the Company repurchased the common stock in the Redemption Transaction at the same price at which it simultaneously sold shares of Series C Preferred Stock to Goode, based on the subsequent adjustment to the Series C conversion price, the Company has reconsidered its allocation of the purchase price for the repurchased shares of common stock in connection with this offering. In particular, the subsequent adjustment to the conversion price suggested that a premium of $21.52 in excess of fair value of the underlying shares was paid in connection with the Redemption Transaction. In its review, the Company considered the guidance in ASC 505-30-30, which provides, in part, that “if the purchase of treasury shares includes the receipt of stated or unstated rights, privileges, or agreements in addition to the capital stock, only the amount representing the fair value of the treasury shares at the date the major terms of the agreement to purchase the shares are reached shall be accounted for as the cost of the shares acquired.”

To analyze whether the repurchase of the shares of common stock in the Redemption Transaction included the receipt of stated or unstated rights, privileges or agreements, the Company analyzed the sellers of those shares in three separate categories: (1) employees (and former employees) that sold shares of common stock received pursuant to option exercises, (2) a founder selling shares of common stock acquired in connection with commencement of the Company and (3) non-employee stockholders that sold common stock in the Redemption Transaction.

Employees (and former Employees)

Employees and former employees (other than the Company’s founder and Chief Executive Officer) sold 69,918 shares of common stock (including 9,012 shares subject to vested but unexercised options) to the Company in the Redemption Transaction. All of these shares were initially issued to the stockholders in connection with a compensatory plan or arrangement, and in most cases represented shares that had been issued upon exercise of Company options. As a result, the Company determined that the price paid for the shares of common stock in excess of the fair value of those shares should be accounted for as compensation expense. The resulting compensation expense associated with employees participating in the Redemption Transaction was determined to not be material to the 2009 financial statements.

Founder

At the time of the Redemption Transaction, Rick Alden, the Company’s founder and Chief Executive Officer, beneficially owned 103,246 shares of common stock. All of these shares were acquired by Mr. Alden at the Company’s inception and were issued in exchange for Mr. Alden’s contributions to the Company, including the business concept, business model, certain intellectual property and other “know-how,” Mr. Alden sold an aggregate of 25,137 shares of common stock to the Company in the Redemption Transaction. In analyzing whether the consideration in excess of the fair value paid for Mr. Alden’s shares was attributable to other elements of the transaction (as described in ASC 505-30-30-4), the Company considered the following:

•	since the inception of the Company through the date of the Redemption Transaction, Mr. Alden was not issued or did not earn any equity awards pursuant to a compensatory plan or arrangement;

•	Mr. Alden received the same value in the redemption for its shares of common stock as the non-employee common stockholders;

•	the terms of the Redemption Transaction did not obligate Mr. Alden to continue his employment with the Company and his continued employment by the Company was not conditioned upon his participation;

•

Mr. Alden did not provide any additional stated or unstated consideration in addition to the shares surrendered (other than his execution of a 3-year employment/non-competition agreement that memorialized Mr. Alden’s compensation as well as the consideration to be paid to him in the event of termination of employment from the Company in exchange for an agreement to not compete with the Company). This agreement was deemed to have no substantive value in light of his substantial on-going ownership interest in the Company following the Redemption Transaction. Furthermore, although this agreement provided the terms of Mr. Alden’s employment, it did not materially alter the terms of his employment that existed prior the execution of this agreement; and

•

that it was never the intention of the Board that this would be compensation to Mr. Alden in exchange for services; rather, it was intended to provide partial liquidity for Mr. Alden on a basis consistent with external stockholders of the Company.

Based on that analysis, the Company concluded that no stated or unstated consideration in addition to the common stock could be identified, and therefore the entire purchase price of the Ptarmigan shares should be accounted for as treasury shares.

Non-employee stockholders

Non-employee stockholders sold 323,375 shares of common stock as part of the Redemption Transaction. Each of the non-employee stockholders obtained the shares of common stock through direct investment in the Company. In connection with the redemption of these shares, there was no stated or unstated consideration received from the non-employee shareholders other than their shares that were redeemed. The accounting treatment for these shares follows the guidance in ASC 505-30-30-4, “in the absence of the receipt of stated or unstated consideration in addition to the capital stock, the entire purchase price shall be accounted for as the cost of treasury shares.”

Regarding the premium paid to redeem the shares, ASC 505-30-30-4 states “Transactions do arise, however, in which a reacquisition of an entity’s stock may take place at prices different from routine transactions in the open market. For example, to obtain the desired number of shares in a tender offer to all or most shareholders, the offer may need to be at a price in excess of the current market price. An entity’s reacquisition of its shares in those circumstances is solely a treasury stock transaction properly accounted for at the purchase price of the treasury shares.”

Based on the above described analysis and in reliance on the guidance set forth in ASC 505-30-30-4, the Company concluded that the entire purchase price paid by the Company, including the amount in excess of the fair value of the underlying redeemed stock, to repurchase the Ptarmigan shares of common stock and the shares held by non-employee shareholders was appropriately accounted for as the cost of treasury shares.

26.	Tell us if any of the payment in excess of the stated value of the Series A and B preferred stock was paid to your employees. If so, disclose the amount and identify who was paid. Also, explain to us why this was not considered to be compensation.

Response: The Company respectfully advises the Staff that only two employees participating in the Redemption Transaction were beneficial owners of Series A and Series B Preferred Stock. These employees were Tyson Andrus, who beneficially owned shares through Dry Dog LLC, and John Lisicich. Dry Dog LLC sold 4,571 shares of Series A Preferred Stock and 186 shares of Series B Preferred Stock in the Redemption Transaction. Mr. Lisicich sold 914 shares of Series A Preferred Stock and 186 shares of Series B Preferred Stock in the Redemption Transaction. In addition, each of these parties also sold shares of common stock in the redemption transaction.

As each of Dry Dog and Mr. Lisicich were employees at the time of the Redemption Transaction, any shares of common stock sold by them in the transaction were accounted for as described in the Company’s response to comment 25 under the heading “Employees.” However, with respect to the shares of Series A and Series B Preferred Stock sold by these stockholders, the Company noted the following:

•	the employees purchased their shares of Series A and Series B Preferred Stock for cash and on the same terms as all other investors in the Series A and Series B financings;

•	the shares of Series A and Series B Preferred Stock were not issued pursuant to any compensatory plan or arrangement, and when issued were not subject to any vesting restrictions;

•	neither of the employees provided any additional stated or unstated consideration in connection with the repurchase of the Series A and Series B Preferred Stock; and

•	these employees received the same consideration for their shares of Series A and Series B Preferred Stock as other non-employee preferred stockholders.

Based on that analysis, and further review of the guidance in ASC 505-30-30, the Company concluded that no stated or unstated consideration in addition to the Series A and Series B Preferred Stock could be identified, and therefore the entire purchase price of the Series A and Series B Preferred Stock sold by Dry Dog and Mr. Lisicich should be accounted for as a reduction of the stated value of preferred stock and a deemed dividend.

27.	It appears from the disclosure on page 84 that the recipients of the additional consideration are the employees or directors of the Company. Explain to us why, in substance, this $17.5 million payment should not be reported as compensation expense. In this regard, we note that the payment obligation was contingent upon meeting a future performance goal, which was the closing of a qualified initial public offering priced to realize a certain internal rate of return.

Response: The Company respectfully advises the Staff that it has accounted for the $17.5 million of additional consideration in reliance on the same analysis described in response to comments 25 and 26 above. More specifically, the Company recognized $2.9 million of compensation expense associated with the additional consideration paid to the employee stockholders in respect of redeemed shares and $14.6 million of other expense associated with the additional consideration paid to Ptarmigan, Rick Alden and the non-employee stockholders in respect of redeemed shares. These amounts are reflected in the 2010 financial statements included in the Amendment.

Note 10. Stock-Based Compensation, page F-16

28.	Tell us how you account for your options that are exercised prior to vesting. Please explain to us the effect that the exercise and subsequent vesting have on your financial statements.

Response: The 2008 Equity Incentive Plan allows option holders to exercise unvested stock options at any time; however the Company has the right to repurchase any unvested shares of common stock upon termination of employment at the original exercise price. The Company’s right to repurchase lapses as the shares vest. The consideration received from exercises of unvested stock options is recorded as a liability and is reclassified into equity as the awards vest. Shares issued upon the exercise of unvested stock options are not considered outstanding shares of common stock until these awards vest. The Company has revised the disclosure in footnote 10 to the audited financial statements on page F-16 and F-17 of the Registration Statement to explain the effect that the exercise and subsequent vesting would have on our financial statements.

Interim Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-24

Unaudited Pro Forma Balance Sheet, page F-24

29.	Disclose as a liability within the pro forma balance sheet the Company’s obligation to pay $35 million in connection with the securities purchase and redemption agreement.

Response: The Company respectfully advises the Staff that the $35 million obligation was recorded as a liability in the Company’s audited financials for the financial year ended December 31, 2010. Accordingly, the Company respectfully submits that pro forma financials are no longer necessary.

Net Income Per Share, page F-27

30.	Revise your calculations of pro forma net income per share to give effect to the equivalent number of shares in your offering whose proceeds would be necessary to pay the $35 million obligation in connection with the securities purchase and redemption agreement.

Response: The Company respectfully advises the Staff that it will revise its calculations of pro forma net income per share to give effect to the equivalent number of shares in this offering necessary to pay the $35 million obligation once the Company is able to identify the mid-point of the range for the offering price in this offering. The Company believes that using the mid-point of the range will provide investors with the greatest accuracy.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 or my colleague, Seo Salimi, at 714-755-8213 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ B. Shayne Kennedy

B. Shayne Kennedy

of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Mitch Edwards

Cary Hyden

John Wilson